Exhibit 12.1

STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF
EARNINGS TO FIXED CHARGES
(in thousands of dollars)
Unaudited

	Six Months Ended

	June 25, 2004	June 27, 2003

Earnings:
Net earnings/(loss)	$25,537	$(49,158)
Taxes on income	33,202	14,393
Total fixed charges	55,267	48,723
Capitalized interest	—	(308)
Capitalized interest amortized	1,143	1,137
Equity (earnings)/loss of non-consolidated affiliated companies accounted for by the equity method, net of dividends	(923)	729

	$114,226	$15,516

Fixed Charges:
Interest expense *	$51,080	$44,691
Capitalized interest	—	308
Imputed interest on non-capitalized lease payment**	4,187	3,724

	$55,267	$48,723

Ratio of Earnings to Fixed Charges	2.07	— ***

*	Includes interest expense on subordinated deferrable interest debentures of $9,693 in 2004 and mandatorily redeemable preferred security distributions of subsidiary trust of $8,859 in 2003.
**	The percent of rent included in the calculation is a reasonable approximation of the interest factor.
***	Earnings are inadequate to cover fixed charges. The coverage deficiency was $33,207 for the six months ended June 27, 2003.

Note:	There were no preferred shares outstanding during the period indicated and, therefore, the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for the period indicated.